Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 15-II dated April 13, 2007	Term Sheet No. 2 to Product Supplement 15-II Registration Statement No. 333-130051 Dated April 16, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index due January 4, 2008

General

  The notes are designed for investors who believe that the Dow Jones EURO STOXX 50® Index will appreciate over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any return on their investment in excess of $127.00 (or 12.70% x $1,000) per $1,000 principal amount note, while seeking 95% principal protection at maturity (5% of principal is at risk).
  Cash payment at maturity of 95% of principal plus the Additional Amount, as described below. Because the payment at maturity for each $1,000 principal amount note is determined by adding the Additional Amount to $950, not $1,000, and assuming the Additional Amount is limited to $177 per $1,000 principal amount note, in no event will the return on your investment in the notes be more than $127 per $1,000 principal amount note.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 4, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about April 19, 2007†† and are expected to settle on or about April 24, 2007.

Key Terms

Index:	The Dow Jones EURO STOXX 50® Index (“SX5E”) (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $950 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Index Return is greater than 5.90% and the Participation Rate is 300%, the Additional Amount will be equal to the Maximum Return of $177, which entitles you to a payment at maturity of $1,127 ($950 + $177) for every $1,000 principal amount note, which represents a 12.70% maximum total return on your investment.
Partial Principal Protection Percentage:	95% principal protection (5% principal at risk)
Maximum Return:	The Maximum Return will be determined on the pricing date and will not be less than $177 for each $1,000 principal amount note (or 17.70% x $1,000). A 17.70% Maximum Return would limit the potential total return on an investment in the notes to 12.70%.
Participation Rate:	At least 300%. The actual Participation Rate will be determined on the pricing date and will not be less than 300%.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Ending Averaging Dates†:	December 24, 2007, December 27, 2007, December 28, 2007, December 31, 2007 and January 2, 2008
Maturity Date†:	January 4, 2008
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 15-II.
††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Taxed as Short-Term Debt Instruments.”

Investing in the 95% Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 15-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 15-II and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 15-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 16, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 15-II dated April 13, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 15-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 15-II dated April 13, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207001452/e26965_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -100% to +80%. The following table and graph also assume an Initial Index Level of 4300, a Participation Rate of 300% and a Maximum Return of $177 per $1,000 principal amount note (or 17.70% x $1,000), which results in a maximum payment at maturity per $1,000 principal amount note of $1,127 (reflecting a maximum return on investment of 12.70%). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (300%)	Additional Amount		Principal		Payment at Maturity

7740.00	80.00%	17.70%	$177.00	+	$950	=	$1,127.00
7310.00	70.00%	17.70%	$177.00	+	$950	=	$1,127.00
6880.00	60.00%	17.70%	$177.00	+	$950	=	$1,127.00
5590.00	30.00%	17.70%	$177.00	+	$950	=	$1,127.00
5160.00	20.00%	17.70%	$177.00	+	$950	=	$1,127.00
4730.00	10.00%	17.70%	$177.00	+	$950	=	$1,127.00
4553.70	5.90%	17.70%	$177.00	+	$950	=	$1,127.00
4515.00	5.00%	15.00%	$150.00	+	$950	=	$1,100.00
4407.50	2.50%	7.50%	$75.00	+	$950	=	$1,025.00
4371.67	1.67%	5.01%	$50.10	+	$950	=	$1,000.10
4343.00	1.00%	3.00%	$30.00	+	$950	=	$980.00
4300.00	0.00%	0.00%	$0.00	+	$950	=	$950.00
3870.00	-10.00%	0.00%	$0.00	+	$950	=	$950.00
3440.00	-20.00%	0.00%	$0.00	+	$950	=	$950.00
3010.00	-30.00%	0.00%	$0.00	+	$950	=	$950.00
2580.00	-40.00%	0.00%	$0.00	+	$950	=	$950.00
2150.00	-50.00%	0.00%	$0.00	+	$950	=	$950.00
1720.00	-60.00%	0.00%	$0.00	+	$950	=	$950.00
1290.00	-70.00%	0.00%	$0.00	+	$950	=	$950.00
860.00	-80.00%	0.00%	$0.00	+	$950	=	$950.00
430.00	-90.00%	0.00%	$0.00	+	$950	=	$950.00
0.00	-100.00%	0.00%	$0.00	+	$950	=	$950.00

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 4300 to an Ending Index Level of 4515. Because the Ending Index Level of 4515 is greater than the Initial Index Level of 4300 and the Index Return of 5% multiplied by the hypothetical Participation Rate of 300% does not exceed the hypothetical Maximum Return of 17.70%, the Additional Amount is equal to $150 and the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$950 + ($1,000 x [(4515-4300)/4300] x 300%) = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 4300 to an Ending Index Level of 3440. Because the Ending Index Level of 3440 is less than the Initial Index Level of 4300, the final payment per $1,000 principal amount note at maturity is $950 (reflecting a loss of 5% of principal).

Example 3: The level of the Index increases from the Initial Index Level of 4300 to an Ending Index Level of 4730. Because the Index Return of 10% multiplied by the hypothetical Participation Rate of 300% is greater than the hypothetical Maximum Return of 17.70%, the Additional Amount is equal to the hypothetical Maximum Return of $177 and the investor receives the maximum payment at maturity of $1,127 ($950 + $177) per $1,000 principal amount note (reflecting a return on investment of 12.70%).

Selected Purchase Considerations

  95% PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 95% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — The payment on the notes at maturity will exceed the principal amount of the notes if the Index Return exceeds 1.67%. At maturity, for each $1,000 principal amount note, you will receive a payment equal to $950 plus the Additional Amount of $1,000 x the Index Return x 300% (the Participation Rate), subject to the limit of the Maximum Return. The Additional Amount will not be less than zero and will not exceed the Maximum Return. The Maximum Return caps the Additional Amount at $177* per $1,000 principal amount note, which limits the total return on your investment to $1,127 ($950 + $177) per $1,000 principal amount note.
  * The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 300% and $177 (or 17.70% x $1,000) per $1,000 principal amount note, respectively.
  DIVERSIFICATION AMONG EUROPEAN EQUITIES OF THE DOW JONES EURO STOXX 50® INDEX — The return on the notes is linked to the Dow Jones EURO STOXX 50® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 15-II.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 15-II. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that the notes should be treated as “short-term” debt instruments. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement 15-II and will be based on certain factual representations to be received from us on or prior to the pricing date. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 15-II dated April 13, 2007.

  YOUR INVESTMENT MAY RESULT IN A 5% LOSS AT MATURITY — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. Furthermore, the Index Return must be at least 1.67% for you to receive at least 100% of the principal amount of your notes at maturity. You will receive no more than 95% of the principal amount of your notes if the Index Return is zero or negative and you will not receive the full principal amount of your notes at maturity if the Index Return is less than 1.67%.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO 17.70% — If the Ending Index Level is greater than the Initial Index Level for each $1,000 principal amount note, you will receive at maturity $950 plus an Additional Amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 17.70%. Your maximum potential total return on a note held to maturity will be the Maximum Return less 5.0%. Accordingly, your maximum potential final payment at maturity per $1,000 principal amount note will be $1,127* ($950 + $177*).
  THE NOTES MIGHT NOT PAY MORE THAN 95% OF THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but later falls below the Initial Index Level during the latter portion of the term of the notes.
  YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT IN THE NOTES IF THE INDEX DOES NOT APPRECIATE BY AT LEAST 1.67% — If the Index Return is less than 1.67%, your payment at maturity will be less than the principal amount of your investment in the notes. The minimum payment you will receive for each $1,000 principal amount note held to maturity is $950. You will incur a loss of principal if the Index Return is less than 1.67%.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the euro; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index	TS-3

  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Taxed as Short-Term Debt Instruments” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graph shows the weekly performance of the Index from January 4, 2002 through April 13, 2007. The Index closing level of the Dow Jones EURO STOXX 50® Index on April 13, 2007 was 4317.35. We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in a payment at maturity in excess of $950 per $1,000 principal amount note.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $15.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 15-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index	TS-4